FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Yes                       No       X

Indicate by check mark whether by furnishing the information contained in this Form, the

Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item
1.	Translation of letter dated December 6, 2004, sent by the Bank’s CEO to the Superintendent of Banks regarding a material fact that reports transactions and agreements that the Bank has entered into.

Santiago, December 6, 2004.

Mr.

Enrique Marshall Rivera

Superintendent of Banks and

Financial Institutions

Present

Re: Report of Material Fact

Mr. Superintendent:

As required by the Ninth Article and the second section of the Tenth Article of Law No. 18,045, Banco Santander-Chile (the “Bank”) reports as a material fact that, pursuant to a strategic alliance agreement dated as of July 16, 2004 with Empresas Almacenes París S.A. and Sociedad Comercial de Tiendas Limitada, the Bank has formalized the following transactions and agreements as of December 6, 2004:

a) the sale, assignment and transfer to Empresas Almacenes París S.A., parent company of the new Banco París, of financial and intangible assets of the Santiago-Express Division of the Bank, for a total price of Ch$112,593,745,223, paid in cash, of which $90,434,065,223 is the net value of the financial assets and $22,129,680,000 of which represents premium paid for the intangible assets;

b) the leasing to Banco París of a part of the real estate of the Bank in which its Santiago-Express Division operated;

c) the assignment to Banco París of the leases of the Bank’s branches that operated in its Santiago-Express Division;

d) the leasing to Banco París of computer equipment and physical spaces;

e) as soon as technologically possible, access to the network of the Bank’s ATMs for the current or future clients of Paris Card and Banco París; and

f) the transfer to Banco París of the personnel that provided services to the Bank’s Santiago-Express Division.

Sincerely,

Oscar von Chrismar Carvajal

Chief Executive Officer

Banco Santander-Chile

c.c. Stock Exchange

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: December 14, 2004	By:	/s/ Gonzalo Romero
	Name:	Gonzalo Romero
	Title:	General Counsel